UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 6, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX TO PARTICIPATE IN CHINA DME WITH XINAO GROUP
November 6, 2006
Methanex and China’s XinAo Group have entered into a long-term arrangement under which Methanex will, beginning in late 2007, supply an initial quantity of approximately 300,000 tonnes per annum of methanol to XinAo. This methanol is required for a new 200,000 tonne di-methyl ether (DME) production facility that XinAo is developing near Shanghai. The price for methanol under this supply arrangement will be linked to energy prices. Methanex also has an option to take an equity stake of up to 20% in this DME facility.
DME, which is produced from methanol, can be blended up to 20% with liquified petroleum gas (LPG) and used for household cooking and heating. DME can also be used as a clean burning substitute for diesel in transportation and as a clean fuel for power generation.
Methanex’s President and CEO, Bruce Aitken, commented, “We are delighted to be entering into this close relationship with XinAo, a first mover in the DME business and a leading energy company in China. This agreement is evidence of the large potential demand for methanol use in producing clean energy. We are encouraged by the prospect for significant growth of DME demand in China and the potential growth for DME in other global markets”.
XinAo Group Chairman Wang Yusuo, commented “XinAo is developing DME as a clean energy source that has been identified by the Chinese government as a strategically important alternative to fuels such as coal or diesel. The outlook for DME demand in China’s fuel sector is promising and we are very pleased to be supported by Methanex, the global leader in methanol, as we establish and grow our DME business.”
XinAo Group is a private company which is focused on building a growing industrial portfolio consisting of energy distribution, energy related equipment and alternative fuels. XinAo Group International owns controlling interests in XinAo Gas and Enric, both publicly-traded companies on the Hong Kong Stock Exchange.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Global Market in the United States under the trading symbol “MEOH.”
This news release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements and Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
-end-

Investor Inquiries:	Media Inquiries:

Jason Chesko	Diana Barkley
Director, Investor Relations	Director, Public Affairs
Methanex Corporation	Methanex Corporation
604-661-2600	604-661-2600